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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 65587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTI Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Eye Street, NW, Suite 400
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Boryenace 410-224-6352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

621 East Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Boryenace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTI Capital Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

CHERYL J. MEEKS
NOTARY PUBLIC
ANNE ARUNDEL COUNTY
STATE OF MARYLAND
MY COMMISSION EXPIRES
SEPTEMBER 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTI Capital Advisors, LLC

Financial Statements and Supplemental Schedules

Contents

ERNST & YOUNG

Ernst & Young LLP
621 East Pratt Street
Baltimore, Maryland 21202

Phone: (410) 539-7940
Fax: (410) 783-3832
www.ey.com

Report of Independent Auditors

Board of Directors and Member
FTI Capital Advisors, LLC

We have audited the accompanying statements of financial condition of FTI Capital Advisors, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTI Capital Advisors, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 24, 2005

FTI Capital Advisors, LLC

Statements of Financial Conditions

	December 31	
	2004	**2003**
Assets		
Current assets:		
Cash	**$ 1,048,644**	$ 487,624
Accounts receivable:		
Billed	**237,041**	5,179
Unbilled	**43,123**	1,856
Allowance for doubtful accounts	**(55,000)**	(1,000)
	225,164	6,035
Prepaid expenses	**30,377**	32,745
Total current assets	**1,304,185**	526,404
Computer equipment and software	**43,316**	30,924
Less accumulated depreciation	**16,870**	10,030
	26,446	20,894
Total assets	**$ 1,330,631**	$ 547,298
Liabilities and member's equity		
Due to parent	**$ 696,646**	$ –
Member's equity	**633,985**	547,298
Total liabilities and member's equity	**$ 1,330,631**	$ 547,298

See accompanying notes.

FTI Capital Advisors, LLC

Statements of Operations

	Year ended December 31 2004	2003
Professional advisory services revenue	**$ 2,483,379**	$ 850,238
Direct cost of services:		
Employee compensation and related benefits	**1,969,256**	831,053
Other direct expenses	**267,513**	32,639
Total direct cost of services	**2,236,769**	863,692
General and administrative expenses:		
Compensation and related benefits	**73,464**	51,105
Occupancy	**100,653**	63,503
Regulatory licenses and dues	**24,392**	24,566
Insurance	**17,073**	7,227
Legal and professional fees	**102,690**	62,938
Depreciation of equipment	**9,688**	4,704
Travel and entertainment	**131,249**	67,124
Recruiting	**384,082**	–
Other	**88,460**	36,070
Total general and administrative expenses	**931,751**	317,237
Total costs and expenses	**3,168,520**	1,180,929
Net loss	**$ (685,141)**	$ (330,691)

See accompanying notes.

FTI Capital Advisors, LLC

Statement of Member's Equity

Balance at January 1, 2003	$ 23,647
Contributions (net)	854,342
Net loss for 2003	(330,691)
Balance at December 31, 2003	547,298
Contributions (net)	771,828
Net loss for 2004	(685,141)
Balance at December 31, 2004	$ 633,985

See accompanying notes.

FTI Capital Advisors, LLC

Statements of Cash Flows

	Year ended December 31	
	2004	**2003**
Operating activities		
Net loss	**$ (685,141)**	$(330,691)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	**9,688**	4,704
Provisions for doubtful accounts	**54,000**	1,000
Changes in operating assets and liabilities:		
Accounts receivable	**(231,862)**	(5,048)
Unbilled receivables	**(41,267)**	(1,335)
Prepaid expenses	**2,368**	(32,745)
Net cash used in operating activities	**(892,214)**	(364,115)
Financing activities		
Due to parent	**696,646**	–
Member contributions	**756,588**	841,799
Net cash provided by financing activities	**1,453,234**	841,799
Net increase in cash	**561,020**	477,684
Cash at beginning of year	**487,624**	9,940
Cash at end of year	**$ 1,048,644**	$ 487,624
Non-cash financing activities		
Contribution of equipment by FTI Consulting, Inc.	**$ 15,240**	$ 12,543

See accompanying notes.

1. Organization and Significant Accounting Policies

Organization

FTI Capital Advisors, LLC (the Company) (formerly FTI Merger & Acquisition Advisors, LLC) was formed as a limited liability company on September 3, 2002 in the state of Maryland to act as an advisor and a broker/dealer for the structuring of transactions for private and public companies. The Company is a wholly-owned subsidiary of FTI Consulting, Inc. (FTI), which provides turnaround, corporate finance, restructuring, bankruptcy and related consulting services. Substantially all expenses of the Company during the period from September 3, 2002 (inception) to December 31, 2004 have been satisfied by FTI under a management service agreement more fully explained in Note 2. The Company will exist for an indefinite life unless sooner terminated in accordance with its membership agreement.

The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company derived a majority of its revenue from professional advisory services for the years ended December 31, 2004 and 2003. The majority of these activities were provided under "time-and-materials" billing arrangements, and revenues, consisting of billed fees and pass-through expenses, were recorded as work was performed and expenses were incurred. Additionally, the Company records revenues for non-refundable retainers and success fees when persuasive evidence of an arrangement exists, services are rendered and the fee is fixed or determinable and probable of collection. Revenues recognized, but not yet billed to clients, have been recorded as unbilled receivable in the accompanying statements of financial condition.

1. Organization and Significant Accounting Policies (continued)

Accounts Receivable and Concentration of Credit Risk

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce billed and unbilled accounts receivable to their net realizable value. The Company periodically reviews individual customer account balances as well as the status of past-due receivable as part of its credit policy to determine the appropriate allowance for doubtful accounts. Accounts receivable are not collateralized. The Company charges off receivables deemed uncollectible to the allowance for doubtful accounts. Concentrations of credit risk with respect to customer receivables are limited to the Company's customer base and it credit policies.

Additionally, the Company earned revenues from one client in 2004, and three clients in 2003 that individually exceeded 10% of total revenues. For the year ended December 31, 2004, this client generated revenue as a percent of total revenues of 16.4%. For the year ended December 31, 2003, the three clients generated revenues as a percent of total revenues of 11.7%, 19.6%, and 14.0%. At December 31, 2004, there was $12,767 of unbilled accounts receivable from the one client who accounted for more than 10% of total revenues in 2004. There were no outstanding billed or unbilled accounts receivable balances due from the three clients as of December 31, 2003 who accounted for more than 10% of total revenues in that year.

Computer Equipment and Software

Computer equipment is stated at cost and depreciated using the straight-line method over an estimated useful life of 3 years.

Income Taxes

The Company is a limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

2. Related Party Transactions

The Company operates under a management service agreement with FTI, which continues through December 1, 2005 and shall be automatically renewed for successive one-year terms until terminated by either party upon 30 days notice. Under the agreement, FTI provides all management and administrative services required by the Company. Management and administrative services consist principally of furnishing office space, equipment and supplies, assisting in ensuring the Company's compliance with reporting and other administrative matters imposed by statute, regulations and associations, facilitating the processing of payroll, insurance and employee benefit administration, providing legal, financial, marketing and sales support services, and other administrative services agreed to from time to time by both parties. FTI does not provide direct services, defined as those services directly associated with the broker/dealer activities undertaken by the Company.

In addition to providing administrative services, FTI is responsible for the payment of all the Company's overhead and operating expenses, with the exception of expenditures for licenses or other fees payable to any government agency or industry regulatory group and costs associated with indebtedness of the Company. These operating expenses include salaries and expenses of employees of the Company. As compensation for its provision of administrative services and funding of operating expenses, FTI may invoice the Company an allocation of its incremental expenses each month. In the event that any expenses invoiced to the Company would cause member's equity to diminish below $15,000, the amount of expenses payable by the Company would be permanently reduced to allow the Company to maintain at least $15,000 of member's equity. Interest expense incurred by FTI for general corporate debt is not eligible to be charged to the Company. All funding provided by FTI and not reimbursed is accounted for as contributions to member's equity. A reconciliation of member contributions as is as follows:

	December 31	
	2004	**2003**
Total costs and expenses	**$ 3,168,520**	$ 1,180,929
Less: Non-cash expenses	**(63,688)**	(5,704)
Regulatory licenses and dues	**(23,837)**	(24,566)
Expenses funded by FTI	**3,080,995**	1,150,659
Equipment contributed by FTI	**15,406**	12,543
Fees charged by FTI	**(2,324,573)**	(308,860)
Total member contributions	**$ 771,828**	$ 854,342

If the Company operated independently of FTI, the expenses incurred could differ significantly from those reported in the accompanying statements of operations.

Supplemental Schedules

FTI Capital Advisors, LLC

Computations of Net Capital

Schedule I

	December 31 2004	December 31 2003
Broker or Dealer		
1. Total ownership equity from Statement of Financial Condition	**$ 633,985**	$ 547,298
2. Deduct ownership equity not allowable for Net Capital		
3. Total ownership equity qualified for Net Capital	**633,985**	547,298
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		
B. Other (deductions) or allowable credits (List)		
4. Total capital and allowable subordinated liabilities	**633,985**	547,298
5. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition	**281,987**	59,674
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities proprietary capital charges		
D. Other deductions and/or charges		
6. Other additions and/or allowable credits (List)		
7. Net capital before haircuts on securities positions	**351,998**	487,624
8. Haircuts on securities (computed, where applicable, pursuant to 15(c)3-1(f)):		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities		
D. Undue concentration		
E. Other (List)		
9. Net capital	**$ 351,998**	$ 487,624

There were no differences between the above Computation of Net Capital and the Company's computation included in Part IIA of the Form 17a-5(a) as of December 31, 2004 and 2003.

FTI Capital Advisors, LLC

Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

Exemption to SEC Rule 15c3-3

FTI Capital Advisors, LLC claims an exemption from SEC Rule 15c3-3 as FTI Capital Advisors, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker/dealer and customers through one use bank accounts, designated as "Special Account for the Exclusive Benefit of Customers of FTI Capital Advisors, LLC."

ERNST & YOUNG

Ernst & Young LLP
621 East Pratt Street
Baltimore, Maryland 21202

Phone: (410) 539-7940
Fax: (410) 783-3832
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors and Member
FTI Capital Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of FTI Capital Advisors, LLC (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or, that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 24, 2005